UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         AUTHENTIC SPECIALTY FOODS, INC.
                    ---------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par Value
                      -----------------------------------
                         (Title of Class of Securities)

                                    05266E107
                             ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 4, 1997
                        -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 19 Pages










-----------------

* Initial filing with respect to White Rock Capital Partners, L.P. and White Rock Capital Management, L.P.

                                                              Page 2 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            404,500\1\

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                     [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.19%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

1.        See Item 5.

                                                              Page 3 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                  a.  [_]
                                                  b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            404,500\1\

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.19%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------

1.       See Item 5.

                                                              Page 4 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            404,500\1\

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.19%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------

1.       See Item 5.

                                                              Page 5 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                  a.  [_]
                                                  b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                  a.  [_]
                                                  b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  38,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   38,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            38,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    .49%

14       Type of Reporting Person*

                  PN; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                  a.  [_]
                                                  b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  482,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            482,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            482,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    6.20%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                  a.  [_]
                                                  b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  482,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            482,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            482,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    6.20%

14       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Thomas U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                  a.  [_]
                                                  b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  482,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            482,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            482,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                            6.20%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Joseph U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                  a.  [_]
                                                  b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  482,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            482,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            482,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    6.20%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 19 Pages


          This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $1.00 par value per share (the "Shares"), of Authentic Specialty Foods, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D dated September 3, 1997, filed by certain of the Reporting Persons (as defined herein) (the "Initial Statement"). This Statement constitutes an initial filing to Schedule 13D for White Rock Partners (as defined herein) and White Rock Management (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report the recent acquisition of Shares for the accounts of certain of the Reporting Persons, as a result of which the percentage of Shares of which certain of the Reporting Persons may be deemed to be the beneficial owner has increased by more than one percent.

Item 2.   Identity and Background.

          This Statement is filed on behalf of Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), Mr. George Soros ("Mr. Soros"), Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), White Rock Capital, L.P., a Texas limited partnership ("White Rock"), White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"), White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"), White Rock Capital, Inc., a Texas corporation ("White Rock, Inc."), Thomas U. Barton and Joseph U. Barton (collectively, the "Reporting Persons").

          This Statement on Schedule 13D relates to Shares that were acquired by White Rock and White Rock Management on behalf of certain institutional clients (the "White Rock Clients"), including Quantum Partners/1/ (as defined below) and Collins Capital Diversified Fund, L.P., a Delaware limited partnership ("Collins Capital"). As set forth below, White Rock Management is the successor to White Rock as investment advisor to Quantum Partners with respect to the Shares. Pursuant to a Novation Letter dated October 1, 1997, White Rock Management is the successor to White Rock as investment advisor to Collins Capital with respect to the Shares (the "Collins Capital Letter"). Accordingly, White Rock no longer may be deemed the beneficial owner of any Shares. This Statement also relates to Shares held for the accounts of White Rock Partners.

          SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund (as defined herein) and Quantum Partners, the principal operating subsidiary of Quantum Fund. SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners") and Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"). Each of Quantum Fund and Quantum Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with the SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is




--------

/1/ Effective as of the close of business on September 30, 1997 pursuant to the SFM Letter (as defined below), all rights and obligations of Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"), with respect to the Shares pursuant to the White Rock Contract (as defined below) were assigned to, and assumed by, Quantum Partners and all transactions effected at the discretion of White Rock Management after September 30, 1997 were made for the account of Quantum Partners, as reported herein.

                                                             Page 12 of 19 Pages

appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself. In connection therewith, Quasar Partners had granted investment discretion to White Rock Management pursuant to an investment advisory contract between Quasar Partners and White Rock Management (the "White Rock Contract"). Pursuant to a Novation Letter dated September 29, 1997, between Quasar Partners, Quantum Partners and White Rock Management, White Rock Management is the successor to White Rock as investment advisor to Quasar Partners, and Quantum Partners is the successor to Quasar Partners with respect to the Shares (the "SFM Letter"). The Shares currently held for the account of Quantum Partners were acquired at the direction of White Rock Management, and none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises voting or dispositive power over the Shares.

          Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quantum Partners. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quantum Partners. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

          The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

          The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

          Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of Quantum Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such Shares.

          Collins Capital is a limited partnership whose primary business is to serve as a fund-to-fund manager, placing partnership assets under the discretionary direction of outside managers. In connection therewith, Collins Capital entered into an agreement with Thomas U. Barton and Joseph U. Barton of White Rock, dated December 22, 1994, pursuant to which Thomas U. Barton and Joseph U. Barton were appointed to manage the securities trading portfolio of Collins Capital. The principal business address of Collins Capital is 3131 Turtle Creek Boulevard, Suite 888, Dallas, Texas 75219.

          The general partner of White Rock Partners is White Rock Capital Management, L.P., the general partner of which is White Rock, Inc. Each of White Rock Partners, White Rock Management and White Rock, Inc. is engaged in the investment and investment management business. Thomas U. Barton and Joseph U. Barton, both of whom are United States citizens, are the shareholders of White Rock, Inc. The principal occupation of each of Thomas U. Barton and Joseph U. Barton is their position as the general partners of White Rock at White Rock's principal office. The principal business address of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

                                                             Page 13 of 19 Pages


          During the past five years, none of the Reporting Persons, Quantum Partners, Collins Capital and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(f) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"); however, neither the fact of this filing nor any information contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of Section 13(d)(3) of the Act.

          Information contained herein concerning SFM LLC, Mr. Soros, Mr. Druckenmiller and Quantum Partners has been provided by SFM LLC. None of White Rock, White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton assume responsibility for such information. Information contained herein concerning White Rock, White Rock Partners, White Rock Management, White Rock, Inc., Collins Capital, Thomas U. Barton and Joseph
U. Barton has been provided by White Rock. SFM LLC, Mr. Soros and Mr. Druckenmiller assume no responsibility for such information.

Item 3.   Source and Amount of Funds or Other Consideration.

          White Rock Management expended approximately $481,375 of the working capital of Quantum Partners to purchase the Shares reported herein as being acquired within the last 60 days. White Rock Management expended approximately $399,488 of the working capital of White Rock Partners to purchase the Shares reported herein as being acquired within the last 60 days.

          The Shares (and securities derivative thereof) held for the accounts of Quantum Partners, other SFM Clients, Collins Capital, White Rock Partners, Thomas U. Barton and Joseph U. Barton may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.   Interest in Securities of the Issuer.

          (a) (i) As a consequence of SFM LLC's ability to terminate the White Rock Contract with respect to all investments, including those involving the Shares, and acquire voting and dispositive power over the Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of the 404,500 Shares held for the account of Quantum Partners (approximately 5.19% of the total number of Shares outstanding).

               (ii) White Rock may be deemed the beneficial owner of 0 Shares.

               (iii)Each of White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton may be deemed the beneficial owner of 482,500 Shares (approximately 6.20% of the total number of Shares outstanding). This number

                                                             Page 14 of 19 Pages


consists of (1) 404,500 Shares held for the account of Quantum Partners, (2) 40,000 Shares held for the account of Collins Capital and (3) 38,000 Shares held for the account of White Rock Partners.

               (iv) White Rock Partners may be deemed the beneficial owner of the 38,000 Shares held for its account (approximately .49% of the total number of Shares outstanding).

          (b) (i) Each of White Rock Management (pursuant to the SFM Letter), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph U. Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 404,500 Shares held for the account Quantum Partners. SFM LLC has the contractual authority on behalf of Quantum Partners to terminate the White Rock Contract within 60 days and, as a result, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have the ability to acquire the voting and dispositive power held by White Rock with respect to the 404,500 Shares.

               (ii) Each of White Rock Management (pursuant to the Collins Capital Letter), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 40,000 Shares held for the account of Collins Capital.

               (iii)Each of White Rock Management (as the general partner of White Rock Partners), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) may be deemed to have shared power to direct the voting and disposition of the 38,000 Shares held for the account of White Rock Partners.

               (iv) White Rock Partners has the sole power to direct the voting and disposition of the 38,000 Shares held for its account.

          (c) Except for the transactions disclosed on Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since October 12, 1997 (60 days prior to the date hereof) by any of the Reporting Persons, Collins Capital or Quantum Partners.

          (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

               (ii) The partners of Collins Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Collins Capital in accordance with their partnership interests in Collins Capital.

               (iii)The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

          (e) White Rock ceased to be a beneficial owner of more than 5% of the outstanding Shares on September 29, 1997.

                                                             Page 15 of 19 Pages


          Each of SFM LLC, Mr. Soros and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares (or securities derivative thereof) not held for the account of Quantum Partners or the other SFM Clients. Each of White Rock Management and White Rock, Inc., Thomas U. Barton and Joseph U. Barton expressly disclaims beneficial ownership of any Shares (or securities derivative thereof) not held for the accounts of the White Rock Clients or White Rock Partners. White Rock Partners expressly disclaims beneficial ownership of any Shares not held for its personal account.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

          From time to time, each of the Reporting Persons, Collins Capital, Quantum Partners and/or other SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          Except as set forth herein, the Reporting Persons, Collins Capital, Quantum Partners and/or the other SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                             Page 16 of 19 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 11, 1997                SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        WHITE ROCK CAPITAL, L.P.

                                        By:  /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton
                                             General Partner

                                                             Page 17 of 19 Pages



                                        WHITE ROCK CAPITAL PARTNERS, L.P.

                                        By:  White Rock Capital Management, L.P.
                                             Its General Partner

                                             By:  White Rock Capital, Inc.
                                                  Its General Partner

                                                  By:  /S/ THOMAS U. BARTON
                                                       ------------------------
                                                       Thomas U. Barton
                                                       President


                                        WHITE ROCK CAPITAL MANAGEMENT. L.P.

                                        By:  White Rock Capital Inc.
                                             Its General Partner

                                             By:  /S/ THOMAS U. BARTON
                                                  -----------------------------
                                                  Thomas U. Barton
                                                  President


                                        WHITE ROCK CAPITAL, INC.

                                        By:  /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton
                                             President


                                        /S/ THOMAS U. BARTON
                                        ---------------------------------------
                                        Thomas U. Barton


                                        /S/ JOSEPH U. BARTON
                                        ---------------------------------------
                                        Joseph U. Barton

                                                             Page 18 of 19 Pages


                                     ANNEX A


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                               David Gerstenhaber
                                 Gary Gladstein
                                    Ron Hiram
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren
                                 John Zwaanstra

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons holds any Shares.
         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

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                                                                                                     Page 19 of 19 Pages


                                                         ANNEX B

                                       RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                             AUTHENTIC SPECIALTY FOODS, INC.



                                       Date of              Nature of           Number of           Price Per
For the Account of                   Transaction           Transaction           Shares              Share
------------------                   -----------           -----------          ---------           ---------

Quantum Partners/1/                    10/30/97                Buy                5,000                 $10.925

                                       10/31/97                Buy                4,500                 $12.10

                                       11/06/97                Buy               15,000                 $11.00

                                       11/26/97                Buy                5,000                 $10.21

                                       12/04/97                Buy               15,000                 $10.417



White Rock Partners/1/                 10/30/97                Buy                5,000                 $10.925

                                       10/31/97                Buy                3,000                 $12.10

                                       11/19/97                Buy               10,000                 $10.125

                                       11/26/97                Buy                5,000                 $10.213

                                       12/04/97                Buy               15,000                 $10.417







-----------------------

/1/  Transactions effected at the direction of White Rock Capital Management, L.P.
